SEC FILE NUMBER	000-55577

CUSIP NUMBER	008294209

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Affinion Group Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6 High Ridge Park

Address of Principal Executive Office (Street and Number)

Stamford, CT 06905

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, Affinion Group Holdings, Inc. (the “Company”) entered into an amended and restated support agreement, dated as of March 4, 2019 (the “Support Agreement”), with, among others, Affinion Group, Inc., a wholly owned subsidiary of the Company (“Affinion Group”), certain noteholders of Affinion Group’s outstanding Senior Cash 12.5% / PIK Step-Up to 15.5% Notes due 2022 and certain lenders under the Credit Agreement, dated as of May 10, 2017, among Affinion Group, the Company, the lenders from time to time party thereto, HPS Investment Partners, LLC, as administrative agent and collateral agent for the lenders, and HPS Investment Partners, LLC as lead arranger, syndication agent, documentation agent and bookrunner (as amended from time to time, the “Existing Credit Agreement”). The Support Agreement contemplates, among other things, a comprehensive recapitalization of the existing debt of Affinion Group (the “Recapitalization”). On March 4, 2019, the Company launched the Recapitalization. The entry into the Support Agreement, the launch of the Recapitalization and the entry into related agreements are described in more detail in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on March 5, 2019.

The principal reasons for the delay in filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (“Form 10-K”) relate to the significant commitment of the Company’s management, accounting and finance personnel’s time and resources to negotiating the Support Agreement, the commencement and anticipated closing of the Recapitalization and related matters. As a result, the Company’s management, accounting and finance personnel required additional time to prepare the Company’s financial statements.

Due to the impact of the Recapitalization on the Company’s financial statements, the related audit opinion and the required Form 10-K disclosures, the Company is unable to file the Form 10-K without unreasonable effort or expense. As disclosed by the Company in its Current Report on Form 8-K, filed on March 22, 2019, the Company anticipates that the closing of the Recapitalization will occur on April 10, 2019. The Company expects to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

Forward-Looking Statements

Statements in this notification about the expected timing of the filing of the Form 10-K and the Company’s results of operations, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of risks, uncertainties and assumptions that could cause the actual results to differ materially from such forward-looking statements, including, among other things, the time needed for the Company to finalize and file its Form 10-K. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory S. Miller	(203)	956-1000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 3, 2018, the Company, Affinion Group, LLC, a Delaware limited liability company (the “Seller”) and indirect wholly-owned subsidiary of the Company, and Affinion Benefits Group, LLC, a Delaware limited liability company and wholly owned subsidiary of the Seller (“ABG”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with AIS Holdco, LLC (the “Purchaser”), an entity controlled by investment funds managed by affiliates of Mill Point Capital Partners, L.P., pursuant to which the Purchaser would acquire the insurance division of the Company by acquiring the outstanding membership interests of ABG as set forth in the Purchase Agreement (the “ABG Sale”).

On August 15, 2018, the Seller completed the ABG Sale pursuant to the Purchase Agreement. For a discussion of the significant changes to the Company’s results of operations from 2017 to 2018, which are due to the ABG Sale, see the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, filed with the SEC on November 14, 2018.

Affinion Group Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2019	By:	/s/ Gregory S. Miller
		Name:	Gregory S. Miller
		Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).